SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                         OF THE SECURITIES ACT OF 1934

For the period ended December 31, 1997             Commission File No. 0-6032

           COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
           ------------------------------------------------------
                          (Full title of the Plan)

                          COMPASS BANCSHARES, INC.
           ------------------------------------------------------
           (Exact name of registrant as specified in its charter)

       Delaware                                        63-0593897
------------------------                 ------------------------------------
(State of Incorporation)                 (I.R.S. Employer Identification No.)


                            15 South 20th Street
                         Birmingham, Alabama 35233
                  ----------------------------------------
                  (Address of principal executive offices)

                               (205) 933-3000
                      -------------------------------
                      (Registrant's telephone number)

                          COMPASS BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL INFORMATION
---------------------

Item 1  Audited statements of financial condition as of December 31, 1997 and 1996

Item 2 Audited statements of income and changes in plan equity for the three years ended December 31, 1997

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                      Financial Statements and Schedules

                       December 31, 1997, 1996, and 1995

                  (With Independent Auditors' Report Thereon)

                         Independent Auditors' Report

The Board of Directors
Compass Bancshares, Inc.:

  We have audited the accompanying statements of net assets available for plan benefits as of December 31, 1997 and 1996 of Compass Bancshares, Inc. Employee Stock Ownership Plan (Plan) and the related statements of changes
  in net   assets available for plan benefits for each of the years in the
  three-year   period ended December 31, 1997.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


  /s/ KPMG Peat Marwick LLP

  Birmingham, Alabama
  July 9, 1998


                              COMPASS BANCSHARES, INC.
                           EMPLOYEE STOCK OWNERSHIP PLAN

                  Statement of Net Assets Available for Plan Benefits

                             December 31, 1997 and 1996


                                                           1997           1996
                                                       -------------  -------------
Investments, at fair value:
 Compass Bancshares, Inc.
  common stock - (cost of $42,287,514
  and $41,752,828 for 1997 and 1996, respectively)     $179,395,672    109,780,556
 Compass Bank, Inc. common trust funds (cost of
  $-0- and $9,501,975 for 1997 and 1996, respectively)          -       12,667,303
 Federated Capital Preservation Fund (at contract
  value)                                                  3,581,465      3,905,870
 Expedition Equity Fund (cost of $11,460,165 and
  $-0- for 1997 and 1996, respectively)                  14,337,261            -
 Expedition Bond Fund (cost of $499,312 and $-0-
  for 1997 and 1996, respectively)                          526,832            -
 AIM Constellation Fund (cost of $1,149,890 and $-0-
  for 1997 and 1996, respectively)                        1,012,996            -
 Evergreen Foundation Balanced Fund (cost of $486,520
  and $-0- for 1997 and 1996, respectively)                 525,920            -
 Vanguard International Growth Fund (cost of $801,483
  and $-0- for 1997 and 1996, respectively)                 728,428            -
 Expedition Money Market Fund (at cost which
  equals fair value)                                      3,348,308      1,993,977
                                                       -------------  -------------
                                                        203,456,882    128,347,706

Dividends and interest income receivable                  1,008,594        908,562
Cash                                                        229,291        149,810
Employee contributions receivable                           435,524        162,164
Employer contributions receivable                         3,725,619      1,741,430
                                                       -------------  -------------
              Net assets available for plan benefits   $208,855,910    131,309,672
                                                       =============  =============

See accompanying notes to financial statements.


                              COMPASS BANCSHARES, INC.
                           EMPLOYEE STOCK OWNERSHIP PLAN

             Statement of Changes in Net Assets Available for Plan Benefits

                             December 31, 1997, 1996, and 1995


                                                   1997           1996          1995
                                              --------------  ------------  ------------
Investment income:
 Dividends                                    $   6,133,399     3,512,058     3,105,538
 Interest                                           182,077       329,851       358,413
                                              --------------  ------------  ------------
   Net investment income                          6,315,476     3,841,909     3,463,951

Net realized gain on sale of investments          5,781,685     3,539,120     2,496,095
Unrealized appreciation of investments           62,880,898    16,735,603    28,229,260
                                              --------------  ------------  ------------
                                                 74,978,059    24,116,632    34,189,306
Contributions:
 Employee                                        10,533,159     3,784,030     3,049,865
 Employer                                         3,738,790     4,774,512     1,115,422
                                              --------------  ------------  ------------
                                                 14,271,949     8,558,542     4,165,287

Distributions to participants                   (13,263,735)  (11,081,988)   (7,244,825)
Rollovers and transfers                           1,559,965     3,951,687       553,250
                                              --------------  ------------  ------------
   Net increase                                  77,546,238    25,544,873    31,663,018

Net assets available for plan benefits:
  Beginning of year                             131,309,672   105,764,799    74,101,781
                                              --------------  ------------  ------------
  End of year                                 $ 208,855,910   131,309,672   105,764,799
                                              ==============  ============  ============



See accompanying notes to financial statements.

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         Notes to Financial Statements
                       December 31, 1997, 1996 and 1995


(1) Summary of Significant Accounting Policies

   (a) Basis of Presentation

       The accompanying financial statements of Compass Bancshares, Inc. Employee Stock Ownership Plan (the Plan) have been prepared on an accrual basis in accordance with generally accepted accounting principles.

   (b) Investments in Securities

       Corporate securities are valued based on quotations obtained from national securities exchanges. Mutual funds are valued at their current unit value. The GIC - Capital Preservation Fund is valued at contract value which aproximates fair value adn the money market is valued at cost which equals fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are calculated using the average cost method.

   (c) Plan Expenses

       The trust department of Compass Bank (the Trustee) is trustee for the Plan. Compass Bank is a wholly-owned banking subsidiary of Compass Bancshares, Inc. (the Company or Employer). In 1997, administrative fees were paid by the Company. In previous years, administrative fees were paid by the Plan to the Trustee and were reimbursed directly by the Company. Trustee administration fees were $694,069, $449,271, and $377,048 for the years ended December 31, 1997, 1996 and 1995, respectively.

   (d) Federal Income Taxes

       A determination letter has been received from the Internal Revenue Service stating that the Plan qualifies under Section 401 of the Internal Revenue Code and that the Plan is exempt from federal income tax. Amounts contributed by the employer and Plan earnings and appreciation in the value of investments will not be taxed to the employee until a distribution is received from the Plan, except for appreciation in the value of Compass Bancshares, Inc. common stock which will not be taxed until the participant disposes of that stock.

   (e) Use of Estimates in the Preparation of Financial Statements

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrators to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the components of changes in net assets during the reporting period. Actual results could differ from those estimates.

(2) Organization

   The Plan was adopted on November 19, 1976, effective January 1, 1976. The Plan was amended, effective April 1, 1986, to include a salary reduction feature which permits employees who participate (Participants) in the Plan to defer and save part of their compensation, as provided for under Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(3) Description of Plan

   (a) Participant Contributions

       Employees automatically become Participants on the first day of January or July following completion of one year of service. Participants may elect to have up to 10 percent of their compensation deferred and contributed to the Plan. There were 4,290, 4,070, and 3,792 participants as of December 31, 1997, 1996, and 1995, respectively.

       Participants may allocate their contributions, in multiples of 1 percent, to the following funds:

       1) Employee Company Stock Fund: Invested entirely in common stock of Compass Bancshares, Inc.

       2) Expedition Equity Fund - In 1997, all balances previously held in the Growth Stock Fund, the Value Stock Fund, or the Contrarian Stock Fund were converted to shares of the Expedition Equity Fund. The Fund invests primarily (at least 80 percent of its total assets) in common stocks issued by mid and large capitalization companies. The Fund invests in stocks of private companies that are subject to wide market value (price) fluctuations based on market and economic conditions and perceptions, and, therefore involves a high level of investment risk.

       3) Federated Capital Preservation Fund - Employee Guaranteed Income Contract Fund: Invested solely in one or more guaranteed income contracts entered into with insurance companies with the objective of providing high current income and stability of principal.

       4) Expedition Money Market Fund (previously invested Starburst Money Market Fund) - Invests in high quality money market instruments that are either rated in the highest short-term rating category by one or more nationally recognized statistical rating organizations or of comparable quality to such securities having such ratings.

       5) Expedition Bond Fund - Invests in a diversified portfolio consisting primarily of bonds (normally at least 65 percent in bonds), as well as other fixed income securities. The Fund may also invest in certain securities, including mortgage-related securities, foreign securities and financial futures and options on financial fixtures, which may present special risks not associated with bonds and fixed-income securities generally.

       6) Vanguard International Growth Portfolio - Invests in stocks of non-U.S. companies. About two-thirds of the Funds assets are invested in small and medium size companies, and the remaining assets are invested in large companies.

       7) AIM Constellation Fund - Invests primarily in U.S. companies. The Fund's investment advisor will emphasize medium-sized and small-sized emerging growth companies. The Fund is also invested in companies that are likely to benefit from new or innovative products, services, or processes.

       8) Evergreen Foundation Fund - Invests in a combination of common stocks, preferred stocks, securities convertible into or exchangeable for common stocks, corporate and U.S. Government debt obligations and short-term debt obligations. Under normal circumstances, the Fund anticipates that at least 25 percent of its net assets will consist of fixed-income securities. The balance is invested in equity securities or securities convertible into equity securities.

       Compass Bank is the investment advisor for the Expedition Equity Fund, the Expedition Money Market Fund, and the Expedition Bond Fund.

   (b) Employer Contributions

       The Employer, in its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company. These matching contributions may not exceed the lesser of a Participant's elective contribution or 2 percent of such Participant's base compensation.

       If the Employer's earnings reach a targeted amount, the Employer may contribute an additional 1 percent matching amount. Such contributions are allocated to employee amounts based on relative compensation. For the years ended December 31, 1997 and 1996, the employer's earnings reached the targeted amount. The matching contribution for these two years was the lesser of the Participant's elective contribution or 3 percent of the Participant's base compensation. The employer's earnings did not reach the target in 1995.

   (c) Vesting

       Participants have a fully-vested and nonforfeitable interest in the portion of their accounts attributable to their contributions and the Employer's matching contributions, including earnings thereon. A Participant acquires a vested interest in accounts attributable to the additional 1 percent contribution based on length of employment, as follows:

             Years of Service        Vesting Percentage
             ----------------        ------------------
              Less than 5                     0
              5 or more                     100

   (d) Forfeitures

       If a Participant incurs a "break in service," as defined in the Plan, for any reason other than permanent disability, death or normal retirement, and is not 100 percent vested in the employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts attributable to employer discretionary contributions are allocated among eligible Participants in the same manner as employer discretionary contributions.

   (e) Withdrawal Provisions

       Participants may request that all or part of their accounts attributable to elective contributions, adjusted for gain or loss thereon, be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a Participant in this fashion will be taxable and may not be repaid to the Plan.

   (f) Priorities Upon Termination

       Upon termination of the Plan, all Participants' funds shall become fully vested. The trust will continue until the Plan benefits of each Participant has been distributed.

   (g) Rollovers

       During 1997, 1996 and 1995, assets were rolled into the Plan from the plans that were associated with banks acquired by the Company.


(4) Investments

    The investments of the Plan as of December 31, 1997 and 1996 are summarized as follows:

                                                                    Fair
                                                                    value
                                                                     per
                                        Number of                   share      Fair
 December 31, 1997                     shares/units      Cost      or unit     value
 -----------------                     ------------  ------------  -------  -----------
 Common stock -
  Compass Bancshares, Inc.               4,100,473   $ 48,199,858   43.75   179,395,672

 Mutual funds-
  Expedition Equity Fund                 1,518,778     11,316,000    9.44    14,337,261
  Expedition Bond Fund                      53,431        499,312    9.86       526,832
  Vanguard International Growth Fund        44,633        801,483   16.39       728,428
  AIM Constellation Fund                    38,400      1,149,890   26.38     1,012,996
  Evergreen Foundation Fund                 27,278        486,520   19.28       525,920

 Federated Capital Preservation Fund       358,146      3,581,465   10.00     3,581,465

 Compass Bank, Inc. Expedition
  Money Market Fund	                      3,348,308      3,348,308    1.00     3,348,308
                                                     ------------           -----------
                                                     $ 69,382,835           203,456,882
                                                     ============           ===========


                                                                    Fair
                                                                    value
                                                                     per
                                        Number of                   share      Fair
 December 31, 1996                     shares/units      Cost      or unit     value
 -----------------                     ------------  ------------  -------  -----------
 Common stock -
  Compass Bancshares, Inc.               2,761,775   $ 41,752,828   39.75   109,780,556
                                                     ------------           -----------
 Compass Bank, Inc. common trust funds-
  Employee Benefit Growth Stock
   Collective Investment Fund               42,756      2,871,197   86.86     3,713,654
  Employee Benefit Value Stock
   Collective Investment Fund              154,914      3,171,090   28.62     4,433,044
  Employee Benefit Short-Term,
   High Quality Bond Collective
   Investment Fund                          36,915        555,433   15.72       580,260
  Employee Benefit Contrarian
   Stock Collective Investment Fund         86,242      2,904,255   45.69     3,940,345
                                                     ------------           -----------
                                                        9,501,975            12,667,303
                                                     ------------           -----------
 Federated Capital Preservation Fund       390,587      3,905,776   10.00     3,905,870
 Compass Bank, Inc. Starburst
  Money Market Fund                      1,993,977      1,993,977    1.00     1,993,977
                                                     ------------           -----------
                                                     $ 57,154,556           128,347,706
                                                     ============           ===========


    The net unrealized appreciation (depreciation) of investments included in plan equity is as follows:

                                                  Employee      Employee        Employee                       Employee
                                                   Benefit       Benefit        Benefit                         Benefit
                                    Common       Growth Stock     Value     Contrarian Stock                  Short-term,
                                    Stock         Collective      Stock        Collective      Expedition    High Quality
                                   Compass        Investment   Collective      Investment        Equity     Bond Collective
                                Bancshares, Inc.    Fund       Investment        Fund             Fund      Investment Fund
                                ---------------- ------------  ----------   ----------------  ------------  ---------------
                                                 <c.

Balance at December 31, 1994    $  25,347,891      203,778       287,633         388,977             -                8
 1995 appreciation                 27,122,436      232,299       384,420         481,445             -            8,660
                                -------------     --------     ---------       ---------      -----------       -------
Balance at December 31, 1995       52,470,327      436,077       672,053         870,422             -            8,668
 1996 appreciation                 15,557,401      406,380       589,901         165,668             -           16,159
                                -------------     --------     ---------       ---------      -----------       -------
Balance at December 31, 1996       68,027,728      842,457     1,261,954       1,036,090       3,140,501 *       24,827
 1997 appreciation
   (depreciation)                  63,168,086          *             *               *          (119,240)*          **
                                -------------     --------     ---------       ---------      -----------       -------
  Balance at December 31, 1997  $ 131,195,814                                                  3,021,261
                                =============     ========     =========       =========      ===========       =======


  * The Growth Stock Fund, Value Stock Fund and Contrarian Stock Fund were combined into the Expedition Equity Fund in 1997.

  ** The High Quality Bond Fund became the Expedition Bond Fund in 1997.


                                  Federated   Evergreen      Vanguard
                                  Expedition   Capital         AIM         Foundation   International
                                     Bond    Preservation  Constellation    Balanced      Growth        Combined
                                     Fund       Fund           Fund           Fund         Fund           funds
                                  ---------- ------------  -------------   ----------   -------------  -----------
Balance at December 31, 1994      $    -         -               -             -             -          26,228,287
 1995 appreciation                     -         -               -             -             -          28,229,260
                                  --------     ------       ---------      -------       --------      -----------
Balance at December 31, 1995           -         -               -             -             -          54,457,547
 1996 appreciation                     -          94             -             -             -          16,735,603
                                  --------     ------       ---------      -------       --------      -----------
Balance at December 31, 1996        24,827**      94             -             -             -          71,193,150
 1997 appreciation
   (depreciation)                    2,693       (94)       (136,893)       39,401       (73,055)       62,880,898
                                  --------     ------       ---------      -------       --------      -----------
  Balance at December 31, 1997    $ 27,520       -          (136,893)       39,401       (73,055)      134,074,048
                                  ========     ======       =========      =======       ========      ===========


(5) Fair Value of Financial Instruments

   Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are explained in note 1(b) and below. Fair value estimates should not be considered representative of the liquidation value of the Plan's financial instruments, but rather a good-faith estimate of the fair value of financial instruments held by the Plan.

   For cash, receivables and payables, the carrying amounts approximate fair value because of the short-term nature of these instruments.

                                 COMPASS BANCSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN

                              Notes to Financial Statements

                             December 31, 1997, 1996, and 1995


(6) Investment Funds

    The financial information on each investment fund option is presented below:


                              Federated
                Employee/      Capital                Exped-    ESOP -     Expedition     AIM      Evergreen
                 Employer      Preserv- Expedition    ition     Employer     Money      Constel-   Foundation
                 Company        ation     Equity       Bond     Company      Market      lation    Balanced   Vanguard  Combined
                Stock Fund       Fund      Fund        Fund    Stock Fund     Fund        Fund       Fund      Fund      Funds
                -----------   --------- ----------    ------- -----------  ----------   ---------   -------   -------  -----------
 December 31,
  1997
Investments
 at fair
 value:
 Compass
  Bancshares,
  Inc.
  common
  stock         $61,993,553        -           -          -   117,402,119         -           -         -         -    179,395,672
 Federated
  Capital
  Preservation
  Fund                  -    3,581,465         -          -           -           -           -         -         -      3,581,465
 Expedition
  Equity
  Fund                  -          -    14,337,261        -           -           -           -         -         -     14,337,261
 Expedition
  Bond
  Fund                  -          -           -      526,832         -           -           -         -         -        526,832
 AIM
  Constellation
  Fund                  -          -           -          -           -           -     1,012,996       -         -      1,012,996
 Evergreen
  Foundation
  Balanced
  Fund                  -          -           -          -           -           -           -     525,920       -        525,920
 Vanguard
  Fund                  -          -           -          -           -           -           -         -     728,428      728,428
 Expedition
  Money
  Market
  Fund                  -          -           -          -       646,257   2,702,051         -         -         -      3,348,308
                -----------   --------- ----------    ------- -----------  ----------   ---------   -------   -------  -----------
 Net
  investment
  income         61,993,553  3,581,465  14,337,261    526,832 118,048,376   2,702,051   1,012,996   525,920   728,428  203,456,882

 Dividends
  and
  interest
  income
  receivable        335,465     17,426         -          147     640,776      14,780         -         -         -      1,008,594
 Cash               143,093        -           -          -        13,066      73,132         -         -         -        229,291
 Employee
  contributions
  receivable        282,588     15,865      69,168      6,907         -        12,001      22,332    10,863    15,800      435,524
 Employer
  contributions
  receivable        673,733        -           -          -     3,051,886         -           -         -         -      3,725,619
                -----------   --------- ----------    ------- -----------  ----------   ---------   -------   -------  -----------
 Net assets
  available
  for plan
  benefits      $63,428,432   3,614,756 14,406,429    533,886 121,754,104   2,801,964   1,035,328   536,783   744,228  208,855,910
                ===========   ========= ==========    ======= ===========  ==========   =========   =======   =======  ===========


                                 COMPASS BANCSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN

                              Notes to Financial Statements

                             December 31, 1997, 1996, and 1995

                                                                                                                 ESOP -
                             Employee/   Employee   Federated    Employee    Employee    Employee   Employee    Employer
December 31, 1996             Employer    Growth     Capital     Starburst     Value    Contrarian Short-Term,   Company
-----------------              Company    Equity   Preservation   Money       Equity      Equity   High Quality   Stock  Unallocated
         Assets             Stock Fund    Fund         Fund     Market Fund    Fund        Fund     Bond Fund     Fund      Funds
         ------            -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
Investments at fair value:
 Compass Bancshares, Inc
  common stock             $35,718,833        -           -           -           -           -         -      74,061,723     -
 Compass Bank, Inc. common
  trust funds                     -      3,713,654        -           -      4,433,044   3,940,345   580,260         -        -
 Capital Preservation
  Fund                            -           -      3,905,870        -           -           -         -            -        -
 Money market fund             109,501        -           -      1,882,554                                          1,922     -
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
                            35,828,334   3,713,654   3,905,870   1,882,554   4,433,044   3,940,345   580,260   74,063,645     -
Dividends and interest
 income receivable             285,775        -         18,276       8,291        -           -         -         596,220     -
Cash                           149,479        -           -           -            324         305      -            -        (298)
Employee contributions
 receivable                     64,351      22,978      17,977       6,111      21,784      26,246     2,717         -        -
Employer contributions
 receivable                    615,572        -           -           -           -           -         -       1,125,858     -
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  -------
  Net assets available
  for plan benefits        $36,943,511   3,736,632   3,942,123   1,896,956   4,455,152   3,966,896   582,977   75,785,723     (298)
                           ===========   =========   =========   =========   =========   =========   =======   ==========   =======


                                 COMPASS BANCSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN

                              Notes to Financial Statements

                             December 31, 1997, 1996, and 1995

                       Employee/   Federated     Employee               Employee      Employee
 For the               Employer     Capital       Growth      Value    Contrarian     Short-Term   Expedition   Expedition
 Year Ended            Company    Preservation    Equity     Equity      Equity      High-Quality    Equity        Bond
 December 31, 1997    Stock Fund      Fund         Fund       Fund        Fund         Bond Fund      Fund         Fund
                      ------------  ---------- ----------- -----------  -----------  ------------  -----------  ----------
 Investment
  income:
  Dividends -
   Compass
   Bancshares,
   Inc.               $ 1,330,529     210,077         -           -            -            -     1,997,688          -
  Interest                 11,874         -           -           -            -            -           -         14,858
                      ------------  ---------- ----------- -----------  -----------    ---------  -----------   ---------
   Net
    investment
    income              1,342,403     210,077         -           -            -            -     1,997,688       14,858
Net realized
 gain on
 sale of
 investments            2,299,480         -        43,061      65,245       53,984       32,536     683,749       14,853
Unrealized
 appreciation
 (depreciation)
 of investments        20,931,703         (94)        -           -            -            -      (119,240)       2,694
                      ------------  ---------- ----------- -----------  -----------    ---------  -----------   ---------
                       24,573,586     209,983      43,061      65,245       53,984       32,536   2,562,197       32,405
Contributions:
  Employee              3,736,597     847,000     305,825     383,832      335,519      234,109    1,532,546     134,080
  Employer                686,904         -           -           -            -            -            -           -
                      ------------  ---------- ----------- -----------  -----------    ---------  -----------   ---------
                        4,423,501     847,000     305,825     383,832      335,519      234,109    1,532,546     134,080
Distributions
 paid to
 participants          (2,845,034)   (976,144)   (313,514)   (281,494)    (285,597)    (140,437)  (2,743,606)   (294,005)
Rollovers and
 transfers                332,868    (408,206) (3,772,004) (4,622,735)  (4,070,802)    (709,185)  13,055,292     661,406
                      ------------  ---------- ----------- -----------  -----------    ---------  -----------   ---------
  Net increase
   (decrease)          26,484,921    (327,367) (3,736,632) (4,455,152)  (3,966,896)    (582,977)  14,406,429     533,886
Net assets
 available for
 Plan benefits:
  Beginning of
   year                36,943,511   3,942,123   3,736,632   4,455,152    3,966,896      582,977          -           -
                      ------------  ---------- ----------- -----------  -----------    ---------  -----------   ---------
  End of year         $63,428,432   3,614,756         -           -            -            -     14,406,429     533,886
                      ============  ========== =========== ===========  ===========    =========  ===========   =========

                           ESOP       Expedition     AIM      Evergreen
                         Employer       Money       Constel-  Foundation
                         Company        Market      lation     Balanced    Vanguard   Unallocated      Combined
                        Stock Fund       Fund        Fund        Fund        Fund        Fund            Funds
                       -------------  ----------  ----------  ----------  ----------   ---------    -------------
 December 31, 1997

 Investment income:
  Dividends - Compass
   Bancshares, Inc.    $  2,591,361         -          -         3,744          -           -          6,133,399
  Interest                   20,694     134,651        -           -            -           -            182,077
                       -------------  ----------  ----------  ----------  ----------   ---------    -------------
   Net investment
    income                2,612,055     134,651        -         3,744          -           -          6,315,476
 Net realized gain on
  sale of investments     2,580,913         -          728       6,443          693         -          5,781,685
 Unrealized
  appreciation of
  (depreciation)
  investments            42,236,382         -     (136,893)     39,401      (73,055)        -         62,880,898
                       -------------  ----------  ----------  ----------  ----------   ---------    -------------
                         47,429,350     134,651   (136,165)     49,588      (72,362)        -         74,978,059
 Contributions:
  Employee                      -       510,832   1,225,385     487,978     799,456         -         10,533,159
  Employer                3,051,886         -           -           -           -           -          3,738,790
                       -------------  ----------  ----------  ----------  ----------   ---------    -------------
                          3,051,886     510,832   1,225,385     487,978     799,456         -         14,271,949
 Distributions paid
  to participants        (4,512,855)   (548,578)    (53,892)   (120,729)   (147,850)        -        (13,263,735)
Rollovers and
 transfers                      -       808,104         -       119,946     164,983         298        1,559,965
                       -------------  ----------  ----------  ----------  ----------   ---------    -------------
  Net increase
  (decrease)             45,968,381     905,009   1,035,328     536,783     744,227         298       77,546,238
 Net assets
  available for
  Plan benefits:
   Beginning of year     75,785,723   1,896,956         -           -           -          (298)     131,309,672
                       -------------  ----------  ----------  ----------  ----------   ---------    -------------
   End of year         $121,754,104   2,801,965   1,035,328     536,783     744,227         -        208,855,910
                       =============  ==========  ==========  ==========  ==========   =========    =============


                                 COMPASS BANCSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN

                              Notes to Financial Statements

                             December 31, 1997, 1996, and 1995


                                                                                                                 ESOP -
                             Employee/   Federated   Employee    Employee    Employee    Employee   Employee    Employer
For the                       Employer    Growth     Capital    Starburst      Value    Contrarian Short-Term,   Company
Year Ended                    Company     Equity   Preservation   Money       Equity      Equity   High Quality   Stock  Unallocated
December 31, 1996           Stock Fund     Fund        Fund     Market Fund    Fund        Fund     Bond Fund     Fund      Funds
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
Investment income:
 Dividends - Compass
  Bancshares, Inc.
  common stock             $ 1,109,479        -           -           -           -           -         -       2,402,579     -
 Interest                        4,955        -        225,427      93,168        -           -         -           6,301     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
  Net investment income      1,114,434        -        225,427      93,168        -           -         -       2,408,880     -

Net realized gain on sale
 of investments                832,227     128,174         (64)       -        154,473     280,347     6,184    2,137,779     -

Unrealized appreciation
 of investments              5,302,016     406,381          94        -        589,899     165,668    16,158   10,255,387     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
                             7,248,677     534,555     225,457      93,168     744,372     446,015    22,342   14,802,046     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
Contributions:
 Employee                    1,487,008     526,064     481,363     140,138     498,963     591,567    58,927         -        -
 Employer                    1,845,693        -           -           -           -           -         -       2,928,819     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
                             3,332,701     526,064     481,363     140,138     498,963     591,567    58,927    2,928,819     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
Distributions paid to
 participants               (2,776,922)   (267,654)   (679,933)   (497,939)   (253,256)   (314,921)  (49,264)  (6,237,340)  (4,759)
Rollovers and transfers      1,310,651     690,521    (503,838)    501,988     919,476     625,502   407,387         -        -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
  Net increase (decrease)    9,115,107   1,483,486    (476,951)    237,355   1,909,555   1,348,163   439,392   11,493,525   (4,759)
Net assets available for
 Plan benefits:
  Beginning of year         27,828,404   2,253,146   4,419,074   1,659,601   2,545,597   2,618,733   143,585   64,292,198    4,461
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
  End of year              $36,943,511   3,736,632   3,942,123   1,896,956   4,455,152   3,966,896   582,977   75,785,723     (298)
                           ===========   =========   =========   =========   =========   =========  ========   ==========   =======


                                 COMPASS BANCSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN

                              Notes to Financial Statements

                             December 31, 1997, 1996, and 1995

                             Employee/   Federated   Employee    Employee    Employee    Employee   Employee    Employer
For the                       Employer    Growth     Capital    Starburst      Value    Contrarian Short-Term,   Company
Year Ended                    Company     Equity   Preservation   Money       Equity      Equity   High Quality   Stock  Unallocated
December 31, 1995           Stock Fund     Fund        Fund     Market Fund    Fund        Fund     Bond Fund     Fund      Funds
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
Investment income:
 Dividends - Compass
  Bancshares, Inc.
  common stock             $   902,658        -           -           -           -           -         -       2,202,353      527
 Interest                        7,307        -        252,581      91,424        -           -         -           5,599    1,502
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
  Net investment income        909,965        -        252,581      91,424        -           -         -       2,207,952    2,029

Net realized gain on sale
 of investments                599,112      70,352        -           -         96,957      97,692     2,996    1,628,986     -

Unrealized appreciation
 (depreciation) of
 investments                 7,914,698     231,155        -           -        384,420     481,445     8,660   19,207,738    1,144
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
                             9,423,775     301,507     252,581      91,424     481,377     579,137    11,656   23,044,676    3,173
Contributions:
 Employee                    1,304,618     349,378     506,055     123,812     354,110     395,198    16,594         -         100
 Employer                    1,115,422        -           -           -           -           -         -            -
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
                             2,420,040     349,378     506,055     123,812     354,110     395,198    16,594         -         100
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
Distributions paid to
 participants               (1,714,210)   (238,822)   (772,737)   (389,789)   (242,178)   (247,217)   (1,162)  (3,630,480)  (8,230)
Rollovers and transfers        120,818      99,080    (100,925)    103,503     173,804     107,703    77,448       (6,159) (22,022)
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
  Net increase (decrease)   10,250,423     511,143    (115,026)    (71,050)    767,113     834,821   104,536   19,408,037  (26,979)
Net assets available for
 Plan benefits:
  Beginning of year         17,577,981   1,742,002   4,534,101   1,730,651   1,778,484   1,783,912    39,050   44,884,161   31,439
                           -----------   ---------   ---------   ---------   ---------   ---------   -------   -----------  ------
  End of year              $27,828,404   2,253,146   4,419,074   1,659,601   2,545,597   2,618,733   143,585   64,292,198    4,461
                           ===========   =========   =========   =========   =========   =========   =======   ==========   ======


                                                                  Schedule I

                                 COMPASS BANCSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN

                Item 27a - Schedule of Assets Held for Investment Purposes

                                 As of December 31, 1997

                                                    Number of                   Fair value per     Fair
December 31, 1997                                  shares/units         Cost     share or unit     value
                                                   ------------    ------------ --------------  -----------
Compass Bancshares, Inc.                             4,100,473     $ 48,199,858     43.75       179,395,672

Mutual funds :
 Expedition Equity Fund                              1,518,778       11,316,000      9.44        14,337,261
 Expedition Bond Fund                                   53,431          499,312      9.86           526,832
 AIM Constellation Fund                                 38,400        1,149,890     26.38         1,012,996
 Evergreen Foundation Balanced Fund                     27,278          486,519     19.28           525,920
 Vanguard International Growth Fund                     44,633          801,483     16.39           728,428

Federated Capital Preservation Fund                    358,146        3,581,465     10.00         3,581,465

Compass Bancshares, Inc. Expedition
 Money Market Fund                                   3,348,308        3,348,308      1.00         3,348,308
                                                                   ------------                 -----------
                                                                   $ 69,382,835                 203,456,882
                                                                   ============                 ===========


* Compass Bancshares, Inc., the issuer of the common stock and investment manager of the Expedition Funds is a party-in-interest to the plan.

                                                                  Schedule II

                                 COMPASS BANCSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN

                      Item 27d - Schedule of Reportable Transactions

                              Year Ended December 31, 1997


                                 Description                                                  Current
                                  of asset                                                   value of
                                     in                                                      asset on
                                   number          Purchase      Selling       Cost of      transaction   Net gain
Identity of party involved        of shares          price        price         asset           date       (loss)
                               -------------      ------------ -----------   ------------   -----------  -----------
Purchase of investments:
 Compass Bancshares, Inc.*
  common stock                  $   278,488         8,671,132         -        8,671,132      8,671,132        -

 Expedition Money Market*        19,312,898        19,312,898         -       19,312,898     19,312,898        -

Sale of investments:
 Compass Bancshares, Inc.*
  common stock                      186,060               -     7,104,495      2,224,102      7,104,495  4,880,393

 Expedition Money Market*        17,958,567               -    17,958,567     17,958,567            -          -


* Compass Bancshares, Inc., the issuer of the common stock and investment manager of the Expedition Funds is a party-in-interest to the plan.

                                SIGNATURES

  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          COMPASS BANCSHARES, INC. EMPLOYEE STOCK OPTION PLAN
                          ---------------------------------------------------
                                          (Name of the Plan)

July 14, 1998                                            /s/ Garrett R. Hegel
-------------                                         -----------------------
    DATE                                                     GARRETT R. HEGEL
                                                      CHIEF FINANCIAL OFFICER

                                  EXHIBITS



Exhibit (23) - Consents of experts and counsel